UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

nFinanSe Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

65338C 10 9
(CUSIP Number)

Richard A. Silfen
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☑

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP NO. 65338C 10 9

1	NAME OF REPORTING PERSON Ballyshannon Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,381,707*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,381,707*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,381,707*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 23, 2010, based on information supplied by the Issuer.

Schedule 13D

CUSIP NO. 65338C 10 9

1	NAME OF REPORTING PERSON Ballyshannon Family Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,966,541*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,966,541*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,541*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 23, 2010, based on information supplied by the Issuer.

Schedule 13D

CUSIP NO. 65338C 10 9

1	NAME OF REPORTING PERSON Insignia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,625*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,625*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,625*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 23, 2010, based on information supplied by the Issuer.

Schedule 13D

CUSIP NO. 65338C 10 9

1	NAME OF REPORTING PERSON Argosy Capital Group III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 92,868*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,868*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,868*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 23, 2010, based on information supplied by the Issuer.

Schedule 13G

CUSIP NO. 65338C 10 9

1	NAME OF REPORTING PERSON Odyssey Capital Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 676,393*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 676,393*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,393*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 23, 2010, based on information supplied by the Issuer.

Schedule 13G

CUSIP NO. 65338C 10 9

1	NAME OF REPORTING PERSON Bruce E. Terker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 158,912
	8	SHARED VOTING POWER 12,321,464*
	9	SOLE DISPOSITIVE POWER 158,912
	10	SHARED DISPOSITIVE POWER 12,321,464*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,480,376*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 23, 2010, based on information supplied by the Issuer.

Schedule 13D

CUSIP NO. 65338C 10 9

The joint statement of Ballyshannon Partners, L.P., a Pennsylvania limited partnership (“Ballyshannon”), Ballyshannon Family Partnership, L.P., a Pennsylvania limited partnership (“Ballyshannon Family”), Insignia Partners L.P., a Pennsylvania limited partnership (“Insignia”), Argosy Capital Group III, L.P., a Pennsylvania limited partnership (“Argosy”), Odyssey Capital Group, L.P., a Pennsylvania limited partnership (“Odyssey”), and Bruce E. Terker (“Terker” collectively, with Ballyshannon, Ballyshannon Family, Insignia, Argosy, and Odyssey the “Reporting Persons”) on this Schedule 13D (the “Schedule 13D”) hereby amends and restates in its entirety the information contained in the joint statement of Ballyshannon, Ballyshannon Family, Insignia, Argosy and Terker filed on Schedule 13G with the Securities and Exchange Commission (the “SEC”) on December 28, 2006.

Item 1.                  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of nFinanSe Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3923 Coconut Palm Drive, Suite 107, Tampa, FL  33619.

Item 2.                  Identity and Background

(a)       This joint statement on Schedule 13D is being filed by Ballyshannon, Ballyshannon Family, Insignia, Argosy, Odyssey and Terker.  The general partner of Ballyshannon, Ballyshannon Family and Insignia is Ballyshannon Partners, Inc., a Pennsylvania corporation (“Ballyshannon Inc.”).  The general partner of Argosy is Argosy Capital Group, LLC, a Pennsylvania limited liability company (“Argosy LLC”).  The general partner of Odyssey is Odyssey Capital Group, Inc., a Pennsylvania corporation (“Odyssey Inc.” and, together with Ballyshannon Inc. and Argosy LLC, the “General Partners”).  Terker is the president and control person of each of the General Partners.

(b)       The business address for each of Ballyshannon, Ballyshannon Family, Insignia, Ballyshannon Inc. and Terker is 1150 First Avenue, Suite 600, King of Prussia, PA 19406.  The business address for each of Argosy, Argosy LLC, Odyssey and Odyssey Inc. is 950 West Valley Road, Suite 2900, Wayne, PA 19087.

(c)       Ballyshannon is a venture capital and private equity firm.  Ballyshannon Family is a private equity firm.  Insignia is a private equity firm.  Argosy is a venture capital firm.  Odyssey is a private equity and real estate firm.  None of the General Partners is engaged in any business other than its service as general partner of the entities respective listed in Item 2(a) of this Schedule 13D.  Terker’s principal occupation is founder of Ballyshannon and Odyssey.

(d)       None of the Reporting Persons or the General Partners  has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar matters).

(e)       None of the Reporting Persons or the General Partners has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Terker is a citizen of the United States.  Each other Reporting Person and General Partner is organized under the laws of Pennsylvania.

Item 3.	Source and Amount of Funds or Other Consideration

Ballyshannon used an aggregate of $1,350,000 of its available working capital funds to purchase the following: (i) 150,000 shares of the Issuer's Series B convertible preferred stock (the “Series B Preferred Stock”), (ii) 300,000 shares of Common Stock, and (iii) a June 2007 Warrant (as defined below) to purchase 225,000 shares of Common Stock.  Ballyshannon received an aggregate of 79,937 shares of Common Stock through Series A convertible preferred stock (the “Series A Preferred Stock”) dividend payments.  (Each capitalized term used, but not defined, in this Item 3 shall have the meaning ascribed to such term in Item 6 of this Schedule 13D.)

Schedule 13D

CUSIP NO. 65338C 10 9

Ballyshannon Family used an aggregate of $600,000 of its available working capital funds to purchase the following: (i) 16,667 shares of Series B Preferred Stock, (ii) 225,000 shares of Series C convertible preferred stock (“Series C Preferred Stock”), (iii) 33,333 shares of Common Stock, (iv) a June 2007 Warrant to purchase 25,000 shares of Common Stock and (v) two June 2008 Warrants, one warrant to purchase 75,000 shares of Common Stock and a second warrant to purchase 37,500 shares of Common Stock, respectively.  Ballyshannon Family received an aggregate of 22,912 shares of Common Stock through Series A Preferred Stock dividend payments.

Argosy received an aggregate of 30,368 shares of Common Stock through Series A Preferred Stock dividend payments.

Insignia used an aggregate of $525,000 of its available working capital funds to purchase 65,625 shares of Common Stock.

Terker’s wife, used an aggregate of $134,000 of personal funds to purchase the following: (i) 50,000 shares of Series C Preferred Stock, (ii) 11,333 shares of Series D convertible preferred stock (the “Series D Preferred Stock”), (iii) a June 2008 Warrant to purchase 25,000 shares of Common Stock, and (iv) two August 2009 Warrants, one warrant to purchase 85,830 shares of Common Stock and a second warrant to purchase 27,500 shares of Common Stock.

Terker, through his individual retirement account (“IRA”), used an aggregate of $500,000 of funds available in his IRA to purchase 250,000 shares of Series C Preferred Stock and a June 2008 Warrant to purchase 125,000 shares of Common Stock.

With regard to:

(i)	the shares of the Issuer's Series A Preferred Stock acquired by Argosy, Ballyshannon and Ballyshannon Family pursuant to the Exchange Agreements;

(ii)	the shares of the Issuer’s Common Stock acquired by Ballyshannon upon conversion of shares of Series A Preferred Stock;

(iii)	the shares of the Issuer’s Series A Preferred Stock acquired by each of Ballyshannon and Ballyshannon Family pursuant to that certain purchase in October 2007;

(iv)	the shares of the Issuer’s Series C Preferred Stock acquired by Argosy, Ballyshannon and Ballyshannon Family pursuant to the June Exchange Agreements;

(v)	the June 2008 Warrants issued to each of Argosy, Ballyshannon and Ballyshannon Family in connection with the June Exchange Agreements;

(vi)	the February 2008 Warrant issued in connection with the Terker Guaranty;

(vii)	the July 2008 Warrants issued in connection with the Original Loan Agreement;

(viii)	the November 2008 Warrants, the December 2008 Warrants and the January 2009 Warrant issued in connection with the Amended and Restated Loan Agreement and the Accommodation Loans;

(ix)	the June Term Loan Warrants issued in connection with the June Term Loan Notes;

(x)	the July Term Loan Warrants issued in connection with the July Term Loan Notes; and

(xi)	the August 2009 Warrants issued and the shares of Issuer's Series D Preferred Stock acquired in connection with the Series D Preferred Stock Offering,

the information relating to the sources and amounts of funds used to acquire such securities required by this Item 3 are set forth in Item 6 of this Schedule 13D, and such information is incorporated by reference in this Item 3.

Item 4.                  Purpose of the Transaction

(a)-(j)  Each Reporting Person currently holds for investment purposes the securities reflecting its beneficial ownership of shares of Common Stock reported by this Schedule 13D.  Each Reporting Person may from time to time, in his or its sole discretion, review his or its ownership position in the Issuer and may, based on such factors as he or it deems relevant, seek to acquire additional shares of Common Stock or other securities of the Issuer, dispose of shares of Common Stock or other securities of the Issuer (whether pursuant to a registered offering or otherwise), engage in discussions regarding items (a) through (j) of Item 4 of Schedule 13D, or take any of the actions set forth in such items.

Schedule 13D

CUSIP NO. 65338C 10 9

On February 23, 2010, the Issuer and each of Argosy, Ballyshannon, Ballyshannon Family, Odyssey, IRA, Terker’s wife and Terker entered into certain amendments to all warrants held by each of Argosy, Ballyshannon, Ballyshannon Family, Odyssey, IRA,  Terker’s wife and Terker, as discussed in Item 6 of this Schedule 13D.  Such form of Amended Warrant is filed as Exhibit 16 to this Schedule 13D.  The information regarding the Amended Warrants required by this Item 4 is set forth in Item 6 of this Schedule 13D, and such information is incorporated by reference in this Item 4. (Each capitalized term used, but not defined, in this Item 4 shall have the meaning ascribed to such term in Item 6 of this Schedule 13D.)

Other than as set forth in response to Item 4 of this Schedule 13D, each of the Reporting Persons, Ballyshannon Inc., Argosy LLC and Odyssey Inc. has no plan or proposal which relates to, or would result in, any of the actions enumerated in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer

(a)           This Schedule 13D relates to shares of Common Stock owned beneficially by: (1) Ballyshannon, (2) Ballyshannon Family, (3) Insignia, (4) Argosy, (5) Odyssey and (6) Terker.  The information with respect to the General Partners set forth in paragraph (a) of Item 2 of this Schedule 13D is incorporated by reference in this Item 5.  As of the date of this filing, this Schedule 13D relates to 12,480,376 shares of Common Stock, representing 58.3% of the outstanding shares of Common Stock.  The percentages used herein and elsewhere in this amendment are based on 9,542,887 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to the Reporting Persons for purposes of this Schedule 13D.

The 12,480,376 shares of Common Stock are beneficially owned as follows:

(1) Ballyshannon:	9,381,707 shares
(2) Ballyshannon Family:	1,966,541 shares
(3) Insignia:	65,625 shares
(4) Argosy:	92,868 shares
(5) Odyssey:	676,393 shares
(6) Terker:	12,480,376 shares

The percentage of class beneficially owned by each Reporting Person is as follows:

(1) Ballyshannon:	50.9%
(2) Ballyshannon Family:	17.2%
(3) Insignia:	0.7%
(4) Argosy:	1.0%
(5) Odyssey:	6.6%
(6) Terker:	58.3%

The shares of Common Stock reported in this Schedule 13D as being owned beneficially by Ballyshannon, Ballyshannon Family, Argosy, Odyssey and Terker do not include shares of Common Stock issuable upon conversion of shares of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock (collectively, the “Preferred Stock”), which shares of Preferred Stock are convertible into shares of Common Stock.  The terms of the Preferred Stock include provisions that limit its conversion, under certain circumstances, generally relating to the percentage of shares of Common Stock that would be owned beneficially upon such conversion by the holder thereof.  As reported by this Schedule 13D, the beneficial ownership of Ballyshannon, Ballyshannon Family, Argosy, Odyssey and Terker (through his wife and his IRA) does not include 8,023,078 shares, 1,723,040 shares, 731,721 shares, 343,060 shares and 413,330 shares of Common Stock which Ballyshannon, Ballyshannon Family, Argosy, Odyssey and Terker (through his wife and his IRA), respectively, would have the right to acquire upon conversion of the Preferred Stock, but which are not owned beneficially by such persons because conversion of such shares of Preferred Stock is so limited.

Schedule 13D

CUSIP NO. 65338C 10 9

 (b)           Terker has shared voting and dispositive power with respect the securities held by Ballyshannon, Ballyshannon Family, Insignia, Argosy, IRA and Odyssey.  In addition, Terker has shared voting and dispositive power with respect to the securities held by his wife.  Terker disclaims beneficial ownership of the securities held by these entities, his IRA and his wife except for his pecuniary interest therein.

Number of Shares of Common Stock with Sole Voting Power:

(1) Ballyshannon:	0 shares
(2) Ballyshannon Family:	0 shares
(3) Insignia:	0 shares
(4) Argosy:	0 shares
(5) Odyssey:	0 shares
(6) Terker:	158,912 shares

Number of Shares of Common Stock with Shared Voting Power:

(1) Ballyshannon:	9,381,707 shares
(2) Ballyshannon Family:	1,966,541 shares
(3) Insignia:	65,625 shares
(4) Argosy:	92,868 shares
(5) Odyssey:	676,393 shares
(6) Terker:	12,321,464 shares

Number of Shares of Common Stock with Sole Dispositive Power:

(1) Ballyshannon:	0 shares
(2) Ballyshannon Family:	0 shares
(3) Insignia:	0 shares
(4) Argosy:	0 shares
(5) Odyssey:	0 shares
(6) Terker:	158,912 shares

Number of Shares of Common Stock with Shared Dispositive Power:

(1) Ballyshannon:	9,381,707 shares
(2) Ballyshannon Family:	1,966,541 shares
(3) Insignia:	65,625 shares
(4) Argosy:	92,868 shares
(5) Odyssey:	676,393 shares
(6) Terker:	12,321,464 shares

(c)           None of the Reporting Persons, Ballyshannon Inc., Argosy LLC or Odyssey Inc. has engaged in any transactions involving the Issuer’s securities in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Series A Convertible Preferred Stock Offering and Exchange Agreements

On December 28, 2006, the Issuer entered into Securities Exchange Agreements, dated as of December 28, 2006 (the “Exchange Agreements”), with Argosy, Ballyshannon and Ballyshannon Family.  Pursuant to the Exchange Agreements, the Issuer issued 406,721 shares, 1,026,308 shares, and 207,743 shares of its Series A Preferred Stock to Argosy, Ballyshannon and Ballyshannon Family, respectively, in exchange for the surrender by Argosy, Ballyshannon and Ballyshannon Family of their respective senior secured convertible promissory notes of the Company.

Schedule 13D

CUSIP NO. 65338C 10 9

Also on December 28, 2006, the Issuer entered into Stock Purchase Agreements with Argosy, Ballyshannon and Ballyshannon Family, pursuant to which the Issuer agreed to issue and sell to each of Argosy, Ballyshannon and Ballyshannon Family 200,000 shares, 600,000 shares and 200,000 shares of Series A Preferred Stock, respectively, for an aggregate purchase price of $1,000,000.

Series B Convertible Preferred Stock Offering

On June 29, 2007, each of Ballyshannon and Ballyshannon Family entered into that certain Securities Purchase Agreement with the Issuer pursuant to which the Issuer issued and sold shares of Series B Preferred Stock, shares of Common Stock and warrants (each a “June 2007 Warrant” and, together, the “June 2007 Warrants”) evidencing the right to purchase shares of Common Stock at an exercise price of $5.00 per share, as follows:

(i) Ballyshannon purchased 150,000 shares of Series B Preferred Stock, 300,000 shares of Common Stock, and a June 2007 Warrant evidencing the right to purchase 225,000 shares of Common Stock, for an aggregate purchase price of $1,350,000; and

(ii) Ballyshannon Family purchased 16,667 shares of Series B Preferred Stock, 33,333 shares of Common Stock, and a June 2007 Warrant evidencing the right to purchase 25,000 shares of Common Stock for an aggregate purchase price of $150,000.

Following the Series B Preferred Stock offering, Ballyshannon converted 100,000 shares of Series A Preferred Stock into 100,000 shares of the Issuer’s Common Stock.

October 2007 Series A Preferred Stock Purchase

In October 2007, each of Ballyshannon and Ballyshannon Family purchased 50,000 shares and 50,000 shares, respectively, of Series A Preferred Stock from one of the Issuer’s investors for an aggregate purchase price of $250,000.

Terker Guaranty

On February 14, 2008, the Issuer entered into a letter of credit accommodation (the “Letter of Credit Accommodation”) with National Penn Bank (the “Lender”).  In connection with securing the Letter of Credit Accommodation, the Lender requested that the Issuer either secure a guaranty acceptable to Lender or place collateral on account with the Lender.   In response to the Lender’s request, on February 19, 2008, the Issuer and Terker entered into a Guaranty and Indemnification Agreement (the “Terker Guaranty”) pursuant to which Terker agreed, among other things, to provide all necessary guaranties and to execute all documents required by the Lender to operate as security for the Issuer’s obligations under the Letter of Credit Accommodation.  Terker agreed to be compensated in the form of warrants to purchase 33,912 shares of the Issuer’s Common Stock at an exercise price of $3.35 per share (the “February 2008 Warrant”).  The Letter of Credit Accommodation expired in February 2009 and subsequently the Terker Guaranty was cancelled in February 2009.

Series C Preferred Stock Offering

On June 13, 2008, each of Argosy, Ballyshannon and Ballyshannon Family entered into that certain Securities Exchange Agreement (each a “June Exchange Agreement” and, collectively, the “June Exchange Agreements”) with the Issuer pursuant to which the Issuer issued and sold shares of Series C Preferred Stock and warrants (each a “June 2008 Warrant” and, collectively, the “June 2008 Warrants”) evidencing the right to purchase shares of Common Stock at an exercise price of $2.30 per share, as set forth below, in exchange for the surrender by each of Argosy, Ballyshannon and Ballyshannon Family of shares of Common Stock and warrants that were purchased pursuant to that certain Securities Purchase Agreement dated as of March 21, 2009, in the case of Ballyshannon and Ballyshannon Family, and pursuant to that certain Securities Purchase Agreement dated as of March 28, 2009, in the case of Argosy.  In addition, simultaneously with the execution of and the consummation of  the transactions contemplated in the June Exchange Agreements, the Issuer and each of Ballyshannon Family, IRA and Terker’s wife entered into that certain Securities Purchase Agreement pursuant to which the Issuer issued and sold shares of Series C Preferred Stock and June 2008 Warrants evidencing the right to purchase shares of Common Stock at an exercise price of $2.30 per share, as follows:

Schedule 13D

CUSIP NO. 65338C 10 9

(i)           Argosy, pursuant to the June Exchange Agreement, exchanged 100,000 shares of Common Stock and a warrant evidencing the right to purchase 50,000 shares of the Issuer’s Common Stock at an exercise price of $3.25 per share for 125,000 shares of Series C Preferred Stock and a June 2008 Warrant evidencing the right to purchase 62,500 shares of Common Stock;

(ii)           Ballyshannon, pursuant to the June Exchange Agreement, exchanged 180,000 shares of Common Stock and a warrant evidencing the right to purchase 90,000 shares of the Issuer’s Common Stock at an exercise price of $3.25 per share for 225,000 shares of Series C Preferred Stock and a June 2008 Warrant evidencing the right to purchase 112,500 shares of Common Stock;

(iii)           Ballyshannon Family, pursuant to the June Exchange Agreement and the Securities Purchase Agreement, exchanged 20,000 shares of Common Stock and a warrant evidencing the right to purchase 10,000 shares of the Issuer’s Common Stock at an exercise price of $3.25 per share and paid an aggregate purchase price of $450,000 to purchase 225,000 shares of Series C Preferred Stock and two June 2008 Warrants, one evidencing the right to purchase 75,000 shares of Common Stock and the other evidencing the right to purchase 37,500 shares of Common Stock;

(iv)           Terker’s wife, pursuant to the Securities Purchase Agreement, purchased 50,000 shares of Series C Preferred Stock and a warrant evidencing the right to purchase 25,000 shares of Common Stock for an aggregate purchase price of $100,000; and

(v)           Terker, through his IRA and pursuant to the Securities Purchase Agreement, purchased 250,000 shares of Series C Preferred Stock and a June 2008 Warrant evidencing the right to purchase 125,000 shares of Common Stock for an aggregate purchase price of $500,000.

Original Loan Agreement, Amended and Restated Loan Agreement and Accommodation Loans

On June 10, 2008, the Issuer and its wholly owned subsidiary, nFinanSe Payments Inc. (collectively, the “Borrowers”), entered into a Loan and Security Agreement (the “Original Loan Agreement”) and, on November 26, 2008, entered into an Amended and Restated Loan and Security Agreement (the “Amended and Restated Loan Agreement”) with Ballyshannon, Ballyshannon Family and certain other investors (collectively, the “Loan and Security Lenders”).  The Original Loan Agreement established a revolving credit facility in the maximum aggregate principal amount of $15,500,000 (the “Credit Facility”), with the Borrowers’ obligations secured by a lien on substantially all of the Issuer’s assets.  Loans under the Original Loan Agreement (each, a “Loan”) may be used solely to make payments to card issuing banks for credit to stored valued cards (“SVCs”).  The Amended and Restated Loan Agreement modified the Original Loan Agreement by establishing a sub-commitment of $3,400,000, pursuant to which each Loan and Security Lender, excluding one investor which did not participate in the sub-commitment, in its sole discretion, may advance funds (each, an “Accommodation Loan”) that may be used by the Issuer for working capital expenditures, working capital needs and other general corporate purposes.  Loans and Accommodation Loans are funded by the Loan and Security Lenders into separately controlled accounts subject to the Loan and Security Lenders’ lien.  Loan amounts deposited in the designated Loan account accrue interest at 6% per annum until withdrawn (for the sole purpose of funding SVCs) from that deposit account, at which time they accrue interest at 16% per annum.  Accommodation Loans are funded into a, Issuer-controlled operating account and accrue interest at 16% per annum.  Loans may be repaid and re-borrowed in accordance with the provisions of the Original Loan Agreement.  Accommodation Loans may be repaid and re-borrowed in accordance with the provisions of the Amended and Restated Loan Agreement, including the requirement that upon the occurrence and during an event of default, Accommodation Loans will be repaid after the repayment in full of all other loans under the Credit Facility.

The maturity date of the Credit Facility was November 25, 2009, one year after the initial borrowing.  On October 29, 2009, the Loan and Security Lenders approved an extension of maturity for an additional six months upon the satisfaction of certain conditions set forth in the Amended and Restated Loan Agreement.  The Credit Facility provides for usual and customary events of default.  The Credit Facility contemplates that, with Loan and Security Lenders’ consent, the maximum commitment may be increased to up to $20,000,000, and additional lenders may be added.  As reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 3, 2009, as filed with the SEC, as of July 4, 2009 the Borrowers had drawn $3,900,000 under the Amended and Restated Loan Agreement, of which $3,400,000 consisted of Accommodation Loans.

On July 21, 2008, in connection with their entry into the Original Loan Agreement, each of Ballyshannon and Ballyshannon Family received a warrant evidencing the right to purchase 32,500 shares of Common Stock at a price of $2.30 per share (each a “July 2008 Warrant,” and together, the “July 2008 Warrants”).  In consideration for providing the initial Accommodation Loans, the July 2008 Warrants were amended by that certain Amendment No. 1 to Warrant dated November 26, 2008 to reduce the exercise price thereof to $1.00 per share.

Schedule 13D

CUSIP NO. 65338C 10 9

On November 26, 2008, in connection with the Amended and Restated Loan Agreement and as consideration for providing Accommodation Loans and their role as Accommodation Lenders (as such term is defined in the Amended and Restated Loan Agreement), Ballyshannon and Ballyshannon Family were each issued a warrant evidencing the right to purchase 25,000 shares of Common Stock at a price of $2.00 per share (each a “November 2008 Warrant” and, together, the “November 2008 Warrants”).  In addition, on December 30, 2008, in connection with the Amended and Restated Loan Agreement and as consideration for providing Accommodation Loans, Ballyshannon and Ballyshannon Family were each issued a warrant evidencing the right to purchase 25,000 shares of Common Stock at a price of $2.00 per share (each a “December 2008 Warrant” and, together, the “December 2008 Warrants”).  On January 23, 2009, in connection with the Amended and Restated Loan Agreement and as consideration for providing Accommodation Loans, Ballyshannon received a warrant evidencing the right to purchase 100,000 shares of Common Stock at an exercise price of $2.00 per share (the “January 2009 Warrant”).

On February 3, 2009, as consideration for providing Accommodations Loans, the Issuer agreed to amend each of the June 2007 Warrants, the June 2008 Warrants, the November 2008 Warrants, the December 2008 Warrants and the January 2009 Warrant pursuant to that certain Amendment No. 1 to Warrant, to reduce the exercise price thereof to $1.00 per share.

June Term Loan Notes and July Term Loan Notes

Commencing on May 7, 2009, the Issuer issued and sold term loan notes (the “June Term Loan Notes”) with aggregate principal amount of $1,000,000.  The June Term Loan Notes accrue interest at 10% annually and were amended to mature on August 31, 2009.  The Issuer’s obligations under the June Term Loan Notes are secured by a lien on substantially all of its assets.  Ballyshannon purchased $193,000 principal amount and Odyssey purchased $100,000 principal amount of the June Term Loan Notes; the balance of the June Term Notes was purchased by other investors. The June Term Loan Notes provide for usual and customary events of default.

In connection with the Issuer's issuance and sale of the June Term Loan Notes, the purchasers of the June Term Loan Notes entered into an intercreditor agreement with the Issuer and the Accommodation Lenders.  Upon the occurrence and during an event of default under the June Term Loan Notes, the June Term Loan Notes are required to be repaid after the repayment in full of the Accounts Receivable Loans (as defined in the Amended and Restated Loan Agreement) and prior to any repayment of the Accommodation Loans.

Pursuant to the terms and conditions of the June Term Loan Notes, the Issuer issued warrants to the purchasers of June Term Loan Notes (each a “June Term Loan Warrant,” and  collectively, the “June Term Loan Warrants”). On May 7, 2009, in connection with the purchase of the June Term Loan Notes, Ballyshannon received a June Term Loan Warrant evidencing the right to purchase 100,000 shares of Common Stock at an exercise price of $0.50 per share.  On May 8, 2009, in connection with the purchase of the June Term Loan Notes, Odyssey received two June Term Loan Warrants, one evidencing the right to purchase 100,000 shares of Common Stock at an exercise price of $0.50 per share and one evidencing the right to purchase 233,333 shares of Common Stock at an exercise price of $0.30 per share.

In June 2009, the Issuer received permission from required lenders of the Amended and Restated Loan and Security Agreement as well as the holders of the Series A Preferred Stock to issue up to an additional $1,000,000 of term loans (the “July Term Loans”).  Commencing on July 3, 2009, the Issuer issued and sold additional term loan notes (the “July Term Loans Notes”) with aggregate principal amount of $1,000,000.  The July Term Loans accrue interest at 10% annually and mature on August 31, 2009.  Ballyshannon purchased $500,000 principal amount and Ballyshannon Family purchased $200,000 principal amount of the July Term Loans Notes.

Pursuant to the terms and conditions of the July Term Loans, the Issuer agreed to issue warrants (each a “July Term Loan Warrant and, collectively, the “July Term Loan Warrants”) to the purchasers of the July Term Loans, which entitled such holders to purchase a like amount of Common Stock at a per share price equal to the conversion price of Series D Preferred Stock, which the Issuer issued and sold 3,333,333 shares at $0.30 per share, which exercise price is subject to customary adjustments for Common Stock splits and reverse stock splits.  Additionally, the Company agreed to modify the number and exercise price of the June Term Note Warrants to a like amount.  The June Term Note Warrants were subsequently amended such that the total was increased from 2,000,000 to 3,333,332 and the exercise price was reduced from $0.50 to $0.30 in connection with the sale of the July Term Loans.

Schedule 13D

CUSIP NO. 65338C 10 9

On June 4, 2009, in connection with the purchase of the July Term Loan Notes, Ballyshannon received a July Term Loan Warrant evidencing the right to purchase 50,000 shares of Common Stock at an exercise price of $0.50 per share.  On June 11, 2009, in connection with the purchase of the July Term Loan Notes, Ballyshannon received two July Term Loan Warrants, one evidencing the right to purchase 43,000 shares of Common Stock at an exercise price of $0.50 per share and one evidencing the right to purchase 2,117,000 shares of Common Stock, each at an exercise price of $0.30 per share.  On August 7, 2009, in connection with the purchase of the July Term Loan Notes, Ballyshannon Family received a July Term Loan Warrant evidencing the right to purchase 666,666 shares of Common Stock at an exercise price of $0.30 per share.

Series D Preferred Stock Offering

On August 21, 2009, in connection with its offering of Series D Preferred Stock (the “Series D Preferred Stock Offering”), each of Ballyshannon, Ballyshannon Family and Odyssey, entered into that certain Securities Purchase Agreement with the Issuer pursuant to which the Issuer issued and sold shares of Series D Preferred Stock and warrants evidencing the right to purchase shares of Common Stock at an exercise price of $0.01 per share (each an “August 2009 Warrant” and, collectively, the “August 2009 Warrants”) and, in connection therewith, the Issuer agreed to issue and sell shares of Series D Preferred Stock and August 2009 Warrants in exchange for certain Accommodation Loans, June Term Loans Notes and July Term Notes, accepting as the purchase price for such shares of Series D Preferred Stock the principal amount of the Accommodation Loans, June Term Loans Notes and July Term Notes and the interest due and payable thereon through the date of the exchange as follows:

(i)           Ballyshannon purchased an aggregate of 607,177 shares of Series D Preferred Stock and an August 2009 Warrant evidencing the right to purchase 6,071,770 shares of Common Stock in consideration of $800,001.00 paid in cash and the exchange of $1,021,531.19 principal amount of the Accommodation Loans, June Term Loans Notes and July Term Loan Notes (and the interest due and payable thereon);

(ii)           Ballyshannon Family purchased 102,363 shares of Series D Preferred Stock and an August 2009 Warrant evidencing the right to purchase 1,023,630 shares of Common Stock in consideration of the exchange of $307,088.59 principal amount of the Accommodation Loans and July Term Loan Notes (and the interest due and payable thereon);

(iii)           Odyssey purchased 34,306 shares of Series D Preferred Stock and an August 2009 Warrant evidencing the right to purchase 343,060 shares of Common Stock in consideration of the exchange of $102,916.85 principal amount of the June Term Loans Notes (and the interest due and payable thereon); and

 (iv)           Terker’s wife purchased 11,333 shares of Series D Preferred Stock and received two August 2009 Warrants one warrant evidencing the right to purchase 85,830 shares of Common Stock and a second warrant on December 1, 2009 evidencing the right to purchase 27,500 shares of Common Stock for an aggregate purchase price of $34,000.

August 2009 Amendments to Warrants

On August 21, 2009, pursuant to that certain Amendment No. 2 to the Warrants, the Issuer amended all outstanding warrants held by each of Argosy, Ballyshannon, Ballyshannon Family, Odyssey, IRA, Terker’s wife and Terker to have an exercise price of $0.01 per share.

February 2010 Amendments to Warrants

As discussed in this Item 6, the Issuer has issued warrants to each of Argosy, Ballyshannon, Ballyshannon Family, Odyssey, IRA, Terker’s wife and Terker.  At the time of issuance, such warrants contained a provision providing in part that the warrant could not be exercised if, upon exercise, the holder and his or its affiliates would beneficially own in excess of 9.99% of the then issued and outstanding shares of Common Stock (the “Blocker Provision”).  The Blocker Provision was included in the warrants at the request of the purchasers thereof, including Argosy, Ballyshannon, Ballyshannon Family, Odyssey and Terker.  In addition, at the time of their issuance, the August 2009 Warrants, which were issued to Ballyshannon, Ballyshannon Family, Odyssey and Terker’s wife in connection with the Issuer’s Series D Preferred Stock Offering, provided that each August 2009 Warrant was not exercisable until the first anniversary of its issuance (the “One-Year Provision”).

Schedule 13D

CUSIP NO. 65338C 10 9

On February 23, 2010, the Issuer and each of Argosy, Ballyshannon, Ballyshannon Family, Odyssey, IRA, Terker’s wife and Terker entered into certain amendments to all warrants held by each of Argosy, Ballyshannon, Ballyshannon Family, Odyssey, IRA, Terker’s wife and Terker, which form of amendment is filed as Exhibit 16 to this Schedule 13D.  Such warrants, as amended by such amendments, are referred to in this Schedule 13D as the “Amended Warrants.”  Pursuant to the terms of such amendments, the Amended Warrants do not include the Blocker Provision and, in consideration of the agreement by Ballyshannon, Ballyshannon Family, Odyssey and Terker’s wife that any shares received upon exercise of her or its August 2009 Warrants will not be sold, assigned or otherwise transferred until the earlier of the first anniversary of the August 2009 Warrants’ issue date, or upon a Merger, a Sale of Assets or a Change of Control (each, as defined in the August 2009 Warrants), their August 2009 Warrants do not include the One-Year Provision.

Except for the matters described in this Item 6, including the documents referenced herein and filed as exhibits to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the General Partners, or between any Reporting Persons or General Partner and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed As Exhibits

Exhibit No.	Description
1	Joint Filing Agreement by and among the Reporting Persons dated March 3, 2010.
2
Form of Securities Exchange Agreement, as executed by the Issuer and the investors signatory thereto on December 28, 2006 (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on January 4, 2007 and incorporated by reference herein).

3
Form of Stock Purchase Agreements, as executed by the Issuer and the purchasers signatory thereto on December 28, 2006 (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on January 4, 2007 and incorporated by reference herein).

4
Form of Securities Purchase Agreement, as executed by the Issuer and the investors signatory thereto on June 29, 2007 (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on July 5, 2007 and incorporated by reference herein).

5
Form of Warrant, as issued by the Issuer to certain investors on June 29, 2007 (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on July 5, 2007 and incorporated by reference herein).

6
Warrant to Purchase Common Stock, dated February 19, 2008, issued by the Issuer to Bruce E. Terker (filed as Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed on February 22, 2008 and incorporated by reference herein).

7
Loan and Security Agreement, dated as of June 10, 2008, among the Issuer, nFinanSe Payments Inc., and the lenders party thereto and Ballyshannon, as agent (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 16, 2008 and incorporated herein by reference).

8
Form of Securities Purchase Agreement, as executed by the Issuer and the purchasers signatory thereto on June 12, 2008 (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 16, 2008 and incorporated by reference herein).

9
Form of Warrant, as issued by the Issuer to certain investors on June 12, 2008 (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on June 16, 2008 and incorporated by reference herein).

10
Form of Securities Exchange Agreement, as executed by the Issuer and the investors signatory thereto on June 12, 2008 (filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on June 16, 2008 and incorporated by reference herein).

11
Amended and Restated Loan and Security Agreement, dated as of November 26, 2008, among the Issuer, nFinanSe Payments Inc., and the lenders party thereto and Ballyshannon, as agent (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 3, 2008 and incorporated herein by reference).

12
Form of Amendment No. 1 to Warrant, as issued by the Issuer to certain lenders on November 26, 2008 (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on December 3, 2008 and incorporated by reference herein).

13
Form of Warrant, as issued by the Issuer to certain lenders on November 26, 2008 (filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on December 3, 2008 and incorporated by reference herein).

14
Form of Securities Purchase Agreement, as executed by the Issuer and the Investors on August 21, 2009 (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 26, 2009 and incorporated by reference herein).

15
Form of Warrant, as issued by the Issuer to the Investors on August 21, 2009 (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on August 26, 2009 and incorporated by reference herein).

16*
Form of Amendment No. 3 to Warrants (as executed by Mr. Terker (and his affiliates including Argosy Capital Group III LP, Ballyshannon Family Partnership LP, Ballyshannon Partners LP, Odyssey Capital Group LP, Bruce E. Terker, Bruce Terker IRA and Cynthia Terker)(filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on March 1, 2010 and incorporated by reference herein).

* Note: The Forms of Amendment No. 3 to Warrants executed by Mr. Terker and his respective affiliates only materially differed from one another to the extent that the underlying Warrants being amended required removal of the Blocker Provision, the One Year Provision or both.

Schedule 13D

CUSIP NO. 65338C 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2010	ARGOSY CAPITAL GROUP III, L.P.
	By:	Argosy Capital Group, LLC, its General Partner
	By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President

Date: March 3, 2010	BALLYSHANNON PARTNERS, LP
	By:	Ballyshannon Partners, Inc., its General Partner
	By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President

Date: March 3, 2010	BALLYSHANNON FAMILY PARTNERSHIP, LP
	By:	Ballyshannon Partners, Inc., its General Partner
	By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President

Date: March 3, 2010	INSIGNIA PARTNERS, LP
	By:	Ballyshannon Partners, Inc., its General Partner
	By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President

Date: March 3, 2010	ODYSSEY CAPITAL GROUP, L.P.
	By:	Odyssey Capital Group, Inc., its General Partner
	By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President

Date: March 3, 2010	BRUCE E. TERKER
/s/ Bruce E. Terker